Leading Russian System Integrator Technoserv Partners with Networking Vendor Orckit-Corrigent

Technoserv's Carrier Ethernet Transport Solution is Enhanced with TDM Migration Technologies Provided by Orckit-Corrigent CM-4000 Metro Aggregation Switches

Moscow, Russia. October 25, 2010 – Technoserv, the leading provider of products and technologies and the largest Russian company dedicated to system integration, IT-services and engineering facilities, today announced that it has selected networking vendor Orckit-Corrigent's (NasdaqGM: ORCT) CM-4000 Carrier Ethernet Transport switches to enhance its networking portfolio, allowing Technoserv to better meet the growing demand for telecommunication services in Russia and CIS.

“Technoserv is pleased to partner with Orckit-Corrigent. The integration of Orckit-Corrigent's CM 4000 platform into our solutions will significantly boost our telecommunication and mobile portfolio and provide us with the ability to meet the demands of our customers across Russia and CIS,” said Mr. Borodyansky, CIS Director at Technoserv. "The combination of the professionalism and agile approach of the Orckit-Corrigent team with the company's exceptional technology expertise convinced us that they are the right partners for this important expansion and we look forward to leveraging their knowledge and industry experience."

“Orckit-Corrigent is pleased to partner with Technoserv – Russia’s largest system integrator, and to introduce our innovative technologies and solutions to the Russian and CIS markets,” said Mr. Rami Shavit, President Russia & CIS at Orckit-Corrigent. “We continue to develop the best available solution for TDM migration to a unified packet transport environment and look forward to helping Technoserv roll-out Carrier Ethernet and TDM migration solutions that carry any type of PDH and SDH traffic over 10 Gigabit Ethernet networking infrastructure.” Mr. Rami Shavit concluded.

Orckit-Corrigent's CM-4000 Carrier Ethernet + Transport (CE+T) metro aggregation switches are based on MPLS and MPLS-TP technologies and designed to deliver packet-based services and to help telecommunication service providers migrate their existing PDH and SDH services to the fast growing, data-oriented, Carrier Ethernet networks.

# # #

About Technoserv
Technoserv is the leading provider of products and technologies and the largest Russian company dedicated to system integration, IT-services and engineering facilities. Technoserv was founded in 1992 to market, install and support big computer systems. Now company’s solutions span various areas of IT-industry and engineering including IT-infrastructure, networking, storage systems, data management, printing, IT-audit, consulting and outsourcing. For over 15 years Technoserv has worked to deliver top-value IT-products, solutions and services to Russian business.

About Orckit Communications Ltd.
Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication.
Orckit-Corrigent's product portfolio includes Carrier Ethernet + Transport (CE+T) switches - an MPLS based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features.
Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide.
Orckit was founded in 1990 and went public in 1996. Orckit is dually listed on NasdaqGM (ORCT) and the Tel Aviv Stock Exchange and is headquartered in Tel-Aviv, Israel.

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, the Company’s history of losses, dependence on a limited number of customers, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, exchange rate fluctuations, fluctuation in order size, proprietary rights of the Company and its competitors, need for additional financing, the ability to repay the convertible notes, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, the effect of current global economic conditions, as well as turmoil in the financial and credit markets, and other risk factors detailed in the Company's United States Securities and Exchange Commission filings. Actual results may materially differ. Orckit assumes no obligation to update the information in this release.

Contact information
Orckit-Corrigent
Eylon Sorek, AVP Marketing
972-3-6948-614
eylons@orckit.com